
04033583

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2004
WASH. D.C.
181
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from____________to_____________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

PBG 401(k) Savings Program

INDEX



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator
PBG 401(k) Savings Program:

We have audited the accompanying statements of net assets available for plan benefits of the PBG 401(k) Savings Program (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

KPMG LLP

June 25, 2004

PBG 401(k) Savings Program

Statements of Assets Available for Plan Benefits

As of December 31, 2003 and 2002

(in thousands)

	2003	2002
Assets		
Plan interest in PBG Master Trust, at fair value (note 3)	$398,295	$328,629
Participant loans	18,137	14,558
Receivables:		
Employer contributions	430	353
Participant contributions	1,058	928
Assets available for plan benefits	$417,920	$344,468

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2003

(in thousands)

	2003
Additions to assets attributed to:	
Investment income:	
Plan interest in net investment income of PBG Master Trust (note 3)	$ 36,474
Interest on participant loans	908
	37,382
Contributions:	
Participant	38,628
Employer	13,354
	51,982
Total additions	89,364
Deductions from assets attributed to:	
Withdrawals	(22,898)
Total deductions	(22,898)
Transfer to Plan	6,986
Net increase in assets available for plan benefits	73,452
Assets available for plan benefits at beginning of year	344,468
Assets available for plan benefits at end of year	$ 417,920

See accompanying notes to the financial statements.

(1) Summary Plan Description

The following brief description of the PBG 401(k) Savings Program (the "Plan"), amended and restated as of January 1, 2001, which was previously known as the PBG 401(k) Plan prior to its amendment and restatement, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 2001, the PBG 401(k) Plan was split into two separate 401(k) plans. One is known as the PBG 401(k) Savings Program, and the other as the PBG 401(k) Program. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust Agreement between Pepsi Bottling Group, Inc. and State Street Bank and Trust Company (the "Trust"). There are no other participants in the Trust. The Plan is sponsored by The Pepsi Bottling Group, Inc ("PBG").

The statements contained herein are that of the PBG 401(k) Savings Program. Any employee within a group or class so designated in the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings. For calendar years 2003 and 2002, the maximum pre-tax contributions permitted under federal law were $12,000 and $11,000, respectively. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

Effective January 1, 2002, participants who reach age 50 during the year, and who contribute the maximum allowed under the Plan for the years 2003 and 2002, are allowed to contribute an additional $2,000 and $1,000, respectively, to the Plan ("Additional Contribution"). For qualifying participants, the resulting overall maximum for 2003 was $14,000.

PBG makes matching contributions to the Plan on behalf of participants eligible to receive such contributions. The matching contributions are made to the Plan in cash and invested only in the PBG Stock Fund. The dollar amount of the additional contribution is not eligible for PBG matching contributions.

If the participant has one or more but less than 10 years of eligible service, the PBG match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, the PBG match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

Participant Accounts

Each participant's account is credited with the participant's contribution, PBG's matching contribution and Plan earnings, and charged with an allocation of administrative expenses, if applicable. PBG's matching contributions remain invested in the PBG Stock Fund until participants are within five years of their earliest retirement date at which time they may diversify into other investment funds maintained under the Plan.

Participant Loans

The maximum amount a participant may borrow is the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $35 and a monthly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document.

Allocation of Participant Contributions

Participants must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment funds maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Security Plus Fund.

Investment Options

Investment options are subject to market fluctuations and there are no guarantees of future performance.

Each participant in the Plan elects to have contributions invested in any one or combination of the following separate investment options:

PBG Stock Fund: This fund invests primarily in the common stock of PBG. Earnings are applied primarily to the purchase of additional shares of PBG's common stock.

Large Cap Equity Index Fund: This investment option is a diversified stock fund and is managed by The Vanguard Group. This fund is a passively managed fund designed to mirror the performance of Standard and Poor's 500 Index, a broadly-based average of stock market performance.

Mutual Fund Window: The Mutual Fund Window includes more than 70 mutual fund options. Some of these funds are Asset Allocation Funds that invest in a changing mix of stocks, bonds and short-term investments. The remaining funds provide specialized investment objectives within most major asset categories.

Fidelity BrokerageLink: This investment option is administered by Fidelity Investments and the agents it employs as securities brokers to execute participant's trades. This investment option permits participants and beneficiaries to invest all or a portion of their interest in the Plan in additional choices for self-directed investment, subject to written rules and procedures published by the Plan administrator. The investments available under this option are stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, Fidelity mutual funds, and non-Fidelity mutual funds as specified by the Plan administrator.

Mid Cap Equity Index Fund: This fund invests in the stock of the 400 medium-sized U.S. companies that make up the Standard and Poor's MidCap 400 Index. These companies represent the middle tier of the U.S. stock market.

Total U.S. Equity Index Fund: This fund invests in the stock of approximately 5,000 small, medium, and large publicly traded companies representing a broad cross-section of U.S. sectors and industries. Its benchmark is the U.S. Equity Market Index.

Bond Index Fund: This fund invests in a well-diversified bond portfolio that is representative of the U.S. investment-grade bond market. The fund's objective is to match the performance of the Lehman Brothers Aggregate Bond Index.

Small Cap Equity Index Fund: This fund invests in a broad range of small-capitalization U.S. companies. The fund attempts to match the performance of the Russell 2000 Index.

International Equity Index Fund: This fund invests in almost 1,000 stocks in 20 countries in Europe, Australia, Asia and the Far East representing approximately 60% of the total market capitalization in those countries. The fund attempts to match the performance of the Morgan Stanley Capital International EAFE Index.

Security Plus Fund: This fund is comprised of investment funds and contracts issued by highly rated banks and insurance companies and short-term securities. Guarantees of principal and interest are provided by the insurance company or other financial institutions issuing the contracts. The objective of this fund is to provide, over a period of time, a higher rate of return than average money market funds while preserving principal and providing liquidity.

Trustee

The investments of the Plan are maintained in the Trust by State Street Bank and Trust Company (the "Trustee").

Liquidity

The Trustee has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of the PBG Stock Fund in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from 0 to 10 percent, but under extraordinary circumstances, the percentages may be temporarily higher. Consequently, the mix of cash, securities, and other investments in each of the investment funds could vary significantly at any given time and the performance of any particular fund may not match the performance of the fund or stock, as the case may be, outside the Plan assets. Any cash balances included in the respective funds are included in investments in these financial statements and schedules.

The manager of the Security Plus Fund intends to maintain a sufficient amount of the fund's assets in short-term investments to satisfy the expected liquidity needs of this fund.

Vesting

A participant is fully and immediately vested in the participant's elective deferrals and any gains or losses thereon. A participant will become vested in the PBG matching contribution and any gains or losses thereon when any of the following occurs: the participant completes five years of eligible service with PBG, PepsiCo (prior to April 6, 1999) or certain acquired companies, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo that is approved by PBG. If a participant is actively employed and has less than five years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 50%; four years, 75%; and five or more years, 100%. Any forfeiture may be used to reduce PBG matching contributions to the Plan for the Plan year in which the forfeitures occurred, or they may be used to pay expenses, as determined by the Plan administrator, in its sole discretion. Forfeitures in the Plan totaled $155,000 in 2003. As of December 31, 2003 and 2002, $107,000 and $94,000 was available to pay for future administrative expenses of the Plan.

Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement or termination of employment. In the case of a participant who has not yet attained the age of 59 ½, withdrawals shall be permitted in the event of hardship. In addition, participants may take an in service withdrawal from their rollover contributions (and earnings thereon) regardless of age as often as twice a year. As discussed above, the Plan also permits withdrawals under a loan program.

Termination

After termination of employment, except for certain rollovers, new contributions are not permitted. If the participant's balance is over $5,000, they can elect to leave their funds in the Plan until they are age 70 ½, or they can request a final distribution payout. Effective January 1, 2002, former employees who are not retirement eligible, who elect to leave their funds in the Plan, are charged a quarterly recordkeeping fee of $6.50. If their balance is $5,000 or less, they will receive a distribution check, unless participants elect an in-kind distribution of stocks and bonds or rollover their balance into another qualified plan or IRA within a specific time frame as outlined in the Plan document.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust and the Plan.

The investments in each fund (except for the Security Plus Fund, Fidelity BrokerageLink, commingled trust funds and the Participant Loan Account) are valued in units at quoted market values. Investment contracts in the Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Investments in the Fidelity BrokerageLink are valued based on quoted market prices of participants' investments. Shares of commingled trust funds are stated at fair value, which represents the net asset value of shares held by the Plan as reported by the investment manager of the fund. Participant loans are valued at cost. The difference between cost and fair value is not material. Funds may contain short-term investments that are recorded at cost, which approximates fair value.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Reclassifications

Certain reclassifications were made to the financial statements to the 2002 amounts to conform with the 2003 presentation.

(3) Investment in PBG Master Trust

The Master Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, Fidelity Investments Institutional Operations Company, Inc. maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The investments of the Trust, at fair value, are as follows at December 31, 2003 and 2002:

(in thousands)	2003	2002
Commingled trust funds	$213,267	$182,818
Common stock	194,861	176,486
Mutual funds	104,122	72,003
Cash and cash equivalents	14,400	9,740
Total investments of PBG Master Trust	$526,650	$441,047
Total investments applicable to PBG 401(k) Savings Program	$398,295	$328,629

The fair value of individual investments that represent 5% or more of the Master Trust's net assets as of December 31, 2003 and 2002 were as follows:

(in thousands)	2003	2002
PBG Stock Fund	$187,252	$172,543
Security Plus Fund	118,161	110,969
Large Cap Equity Index Fund	71,305	53,125
Fidelity Equity Income Fund *	52,129	39,278

* Fidelity Equity Income Fund is included in the Mutual Fund Window.

Net investment income of the Trust for the year ended December 31, 2003 is as follows:

(in thousands)	2003
Net appreciation (depreciation) in fair value of investments:	
Commingled trust funds	$ 21,430
Mutual funds	19,658
Common stock	(3,149)
Net appreciation	37,939
Interest and dividends	8,293
Investment expenses	(420)
Net investment income	$ 45,812
Plan's interest in net investment income of PBG Master Trust	$ 36,474

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Trust was approximately 76% and 74%, respectively.

During 2003, $7.0 million was transferred into the Plan from the PBG 401(k) Program as a result of net transfer activities within the Master Trust.

The Plan offers a number of investment options including common stock and a variety of investment funds, some of which are mutual funds and commingled trust funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts, reported in the statements of Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the PBG Stock Fund, which principally invests in a single security.

(4) Nonparticipant – Directed Investments

PBG makes matching contributions to the Plan, all of which are made to the PBG Stock Fund. As a result, a portion of the PBG Stock Fund is considered a nonparticipant-directed investment. Information about the net assets at December 31, 2003 and 2002, and the significant components of the changes in net assets for the year ended December 31, 2003, relating to the PBG Stock Fund in the Master Trust for both the participant and nonparticipant-directed accounts are as follows:

(in thousands)	2003	2002
Plan's interest in Master Trust:		
PBG common stock	$132,313	$119,092
Cash and cash equivalents	3,810	3,874
Interest and dividends receivable	58	57
	136,181	123,023
Employer contribution receivable	430	353
Net assets	$136,611	$123,376

(in thousands)	2003
Net assets at beginning of Plan year	$123,376
Net depreciation of PBG common stock	(5,348)
Interest and dividend income	246
Investment expenses	(54)
Employer contributions	13,354
Employee contributions	10,406
Withdrawals	(6,188)
Net loan activity	(606)
Net transfers to other funds	(2,373)
Transfer to Plan	3,798
Change in net assets	13,235
Net assets at end of Plan year	$136,611

The information above is for both participant and nonparticipant-directed investments. The balance of nonparticipant-directed net assets is not practicable to be determined.

(5) Investment Contracts with Insurance Companies

The Trust has guaranteed investment contracts, which are in the Security Plus Fund. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments, and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002 was $0 and $2 million, respectively. The crediting interest rate was approximately 5% for both 2003 and 2002. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

(6) Tax Status

The Plan was spun-off from the PepsiCo Plan effective July 12, 1999. The PepsiCo Plan received a determination letter from the Internal Revenue Service dated March 7, 1995, which stated that the plan was qualified under Section 401(a) of the Code. PBG has subsequently amended the Plan and has submitted it to the Internal Revenue Service and requested a favorable determination letter as to the Plan's qualified tax status under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2003 and 2002, were paid by PBG, except for: monthly investment service fees charged to participants, loan origination and monthly maintenance fees charged to participants who obtained a loan, quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan and forfeited amounts that may have been used to pay expenses.

(8) Party-in-Interest

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management to certain funds. There are also assets of the Plan invested in the Fidelity Mutual Fund Window, which are considered party-in-interest investments since Fidelity assumed the recordkeeper responsibilities as of April 2000. Another investment is an investment fund comprised primarily of shares of common stock issued by PBG. PBG is the Plan sponsor as defined by the Plan.

(9) Plan Termination

Although they have not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Supplemental Schedule

PBG 401(k) Savings Program

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Issuer	Description of Investment	Current Value (in 000's)
* Participant loans	4,274 loans to participants with interest rates of 5 % to 10.5%	$ 18,137
* Party in interest as defined by ERISA		

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Savings Program

June 25, 2004

By: 
Erik Sossa
Director, Benefits

PBG 401(k) Savings Program

December 31, 2003

INDEX TO EXHIBITS

EXHIBIT	
23	Consent of Independent Registered Public Accounting Firm



KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
PBG 401(k) Savings Program:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-80647 and 333-73302, pertaining to the PBG 401(k) Savings Program) of The Pepsi Bottling Group, Inc. of our report dated June 25, 2004 relating to the statements of net assets available for plan benefits of the PBG 401(k) Savings Program as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the PBG 401(k) Savings Program.

KPMG LLP

New York, New York
June 25, 2004